VIA EDGAR	October 2, 2015

Re:                             Alibaba Group Holding Limited
Registration Statement on Form F-4

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference is made to the registration statement on Form F-4 (File No. 333-206575) (the “F-4 Registration Statement”) of Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), relating to the Company’s offer to exchange its outstanding US$8,000,000,000 aggregate principal amount of unregistered senior notes that were issued in November 2014 for a like principal amount of senior notes (the “Exchange Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act’).

The Company is registering the exchange offer on the F-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers).  The Company hereby makes the following representations to the Staff of the Commission:

1.             The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes.  In this regard, the Company will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.             No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.  The Company will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes.  The Company will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions on the above-referenced F-4 Registration Statement, please contact Daniel Fertig of Simpson Thacher & Bartlett LLP at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Timothy A. Steinert
Timothy A. Steinert
General Counsel and Secretary